SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Information on Appraisers

(Appendix 21 to ICVM 481)

1.         List the appraisers recommended by the management

The management of Braskem S.A. (“Braskem” or “Company”) hired Brand Serviços de Contabilidade Sociedade Simples Ltda., established in the city of Salvador, state of Bahia, at Rua Dr. José Peroba, nº 149, Edif. Eldorado, Sala 301, CEP 41770-235, registered with the Regional Accounting Council of Bahia (CRC) under no. 005188/O, inscribed in the corporate taxpayers register (CNPJ) under no. 08.928.364/0001-48 (“Brand”), to prepare the valuation report of the net book value of Braskem Qpar S.A. (“Braskem Qpar”).

2.         Describe the qualification of the recommended appraisers

Brand was recommended by the management of Braskem to prepare the valuation report of the net book value of Braskem Qpar as it is technically qualified to perform such activity. In addition, Brand is a multifunctional company providing consulting and audit services, with vast experience in projects of this nature, having prepared numerous similar reports for other large companies, both publicly and privately held.  Moreover, the partner responsible for preparing the report has over 24 years of experience in providing audit and consulting services to companies registered with the Securities and Exchange Commissions of both Brazil and the United States (CVM and SEC), having worked for over 12 years in the world’s largest audit companies (the big four).

3.         Provide a copy of the proposed work and compensation of the recommended appraisers

A copy of the proposed work and compensation of the appraisers has been made available to the shareholders of the Company via the IPE System and may be consulted at the websites of the CVM (www.cvm.gov.br) and BM&FBOVESPA (www.bmfbovespa.com.br).

4.         Describe any material relationship in the last three (3) years between the appraisers recommended and parties related to the company, as defined by the accounting standards that govern this matter

Brand provided other accounting consultancy services to the company that holds the ownership control of the Company, its subsidiaries and the subsidiaries of the Company itself.

EXHIBIT 1

BRASKEM S.A.

CNPJ/MF No. 42.150.391/0001-70

FISCAL BOARD'S OPINION

The undersigned members of the Fiscal Board of Braskem S.A., in the exercise of their authority set forth in article 163, item III of Law No. 6,404/76, at a meeting held on the date hereof, after reviewing all of the documents related to the proposal of merger of Braskem Qpar S.A. (“Braskem Qpar”) into the Company, namely: Protocol and Justification of the transaction, setting out the reasons, purposes, criteria and conditions for the transaction, Book Appraisal Report on the Net Equity of Braskem Qpar, as of the base date of September 30, 2014, prepared by Brand Serviços de Contabilidade Sociedade Simples Ltda., for purposes of accounting entries in Braskem S.A., and the Financial Statements of Braskem Qpar, unanimously stood for the regularity of the documents reviewed, and for this reason, they are of the opinion that the merger transaction and the legal effects thereof lawfully represent the interests of the Company's shareholders and comply with the applicable legal and statutory rules and procedures, giving a favorable opinion as to the approval of the documents and proposal referred to above by the Shareholders' Extraordinary General Meeting to be timely convened.

São Paulo, November 4, 2014.

Maria Alice Ferreira Deschamps Cavalcanti Full Member and President	Aluizio da Rocha Coelho Neto Full Member
Ismael Campos de Abreu Full Member	Luiz Gonzaga do Monte Teixeira Full Member

Manoel Mota Fonseca

Full Member

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Av. Antonio Carlos Magalhães, 3224, 20,21 e 22 andares, Caminho das Arvores, Pituba - CEP 41.820-000  São Paulo/SP – Rua Lemos Monteiro, 120 Butanta, CEP. 05501-050 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

BRASKEM QPAR S.A.
CNPJ nº 09.017.802/0001-89

Braskem

October 2, 2014

BRAND

Salvador - Bahia, October 2, 2014

Braskem QPar S.A. ("Braskem QPar")

Rio de Janeiro – RJ

Att: Mr. Joel Benedito Júnior

We very much appreciate the opportunity of presenting our proposal for rendering professional services in relation to issuing an appraisal report of the book value of shareholders’ equity of Braskem QPar S.A. ("Braskem QPar") as at September 30, 2014, with the main objective of contributing towards the corporate restructuring of the Company in 2014. This appraisal report shall be issued based on the auditing standards applicable in Brazil, mainly NPA 14 – APPRAISAL REPORTS BY INDEPENDENT AUDITORS, issued in September, 2007.

We would like to take this opportunity to thank you for the timely information received, which permitted us to obtain a clear understanding of your expectations and requirements, which we hall be focusing on during our work.

The present proposal reflects our enthusiasm in rendering differential services with quality and commitment.

We look forward to a successful working relationship and remain at your entire disposal for any further clarifications you may deem necessary.

Sincerely,

Brand Serviços de Contabilidade Dário Bezerra Moreira Sampaio Sociedade Simples Ltda. Accountant CRC 1BA016727/O-1 CRC BA 005188/O CNAI 3397 CVM 548.247.705-30

Rua: Dr.José Peroba, nº 149, Edifício Centro	Tel: (+55 71) 2105-9400
Empresarial Eldorado, Sala 301, STIEP,	Fax: (+55 71) 2105-9410
CEP: 41.770 – 235, Salvador/Bahia.	www.brandconsultores.com.br

I. Object of the proposal

II. Plan and term for execution of the services

III. Acceptance of the services

IV. Obligations of Brand

V. Obligations of Braskem QPar

VI. Ownership of the product of the audit

VII. Fees and expenses

VIII. Confidentiality

IX. Qualifications of Brand to serve Braskem QPar

X. Formalization of the proposal

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I.1	Initial and relevant information of Braskem QPar:

 The Company is a subsidiary of Braskem S.A.;

  Its main assets and liabilities are : Cash and cash equivalents, Accounts receivable, Inventory, Recoverable taxes, Property, plant and equipment, Suppliers, Financing,, Obligations to related parties and Net equity;

 The financial statements of Braskem QPar as at December 31, 2013 were audited by independent auditors and an unqualified report was issued, and equity was reviewed by independent auditors in the context of the interim financial information (ITR) of Braskem S.A. as at March 31 and June 30, 2014, who issued unqualified limited review report.

 For issuing the appraisal report, the following conditions are relevant, cumulative and foregoing:

§    Presentation of the final interim financial information (ITR) as at September 30, 2014 of Braskem; and

Prior availability of all the information and documents necessary of Braskem QPar as at September 30, 2014, for our evaluation and preparation of our work-papers for substantiating and issuing the appraisal report of Braskem QPar as at September 30, 2014. These documents and information shall be the object of prior request by our team before beginning the work.

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I.2	Scope of our services

Appraisal report of the book value of shareholders’ equity of Braskem QPar as at September 30, 2014, for the purpose of a corporate restructure in 2014

Our services shall comprise the appraisal report of the book value of shareholders’ equity of the mentioned company as at September 30 , 2014, in accordance with the NPA 14 – APPRAISAL REPORTS BY INDEPENDENT AUDITORS , auditing standards and procedures, issued on September 24, 2007. This report shall be used to support strategic and corporate operations of Braskem QPar for 2014.

The evaluation of the book value of shareholders’ equity for the purpose of issuing the appraisal report is similar to an audit of the financial statements in accordance with the Brazilian Standards for Independent Auditing of the Financial Statements NBC P 1 – IT

02, which include, among other auditing procedures, adopted due to test basis, documented in detail in the work programs, for examining different areas, operations and accounts and in the corresponding work papers. These audit procedures are normal auditing techniques, as demonstrated below:

 Full use of audits performed in prior periods;

 Examination of the supporting documentation of book balances of material assets and liabilities and selected in the extension and with the criteria defined by the evaluated party as at September 30, 2014.

 Documental verification of assets and values, in the extension judged necessary for verifying operations, controls and fixed asset items, on a test basis;
 Using direct and independent confirmations of third parties (bank accounts, financial investments, financing, related party transactions, lawyers, insurance companies, inventory held by third parties, suppliers, clients and others) in prior periods;

 “Evidence" of the accounting registers, including those maintained using automated data processing systems;

 Arithmetic conferences.

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I.2	Scope of our services

Appraisal report of the book value of shareholders’ equity of Braskem QPar as at September 30, 2014, for the purpose of a corporate restructure in 2014 (continuation)

With reference to the corporate operations of the company, in view of the restricted term for execution and conclusion of the services, as well as other procedures, we shall perform an evaluation of the report and verification of other independent auditors and consultants, including the complete independent auditor’s limited review and complete audit report and we shall use these as an initial basis of reference for the scope of our services for issuing an appraisal report and will perform the all other necessary additional work to fulfill the objectives for issuing the appraisal report. Apart from the above mentioned, we shall observe and consider in our evaluation the following aspects of NPA 14 – APPRAISAL REPORTS BY INDEPENDENT AUDITORS :

Professional restrictions

The acceptance of services related to appraisal report of book values shall observe professional standards for independent auditors. The following standards, presently prevailing, should be given special attention under the context of the present NPA: item IV of article 2 and article 5, of the Code of Ethics of the Accounting Professional, and paragraph 2.8.2. – Evaluation services of companies and spontaneous revaluation of assets, of NBC P 1 – IT 02, established by the Federal Accounting Council.

Considering the requirements of the Code of Ethics, the independent auditor named as appraiser, when accepting to perform the service, shall include in the proposal for rendering professional services, whenever predictable, any eventual restrictions that the services may have during execution, for substituting the appraisal report for a letter justifying the reasons for not issuing the report. Special attention should be given to the matters referred to under items 21 to 29 – Inherent situations to issuing appraisal reports.

(6)

I.2	Scope of our services

Appraisal report of the book value of shareholders’ equity of Braskem QPar as at September 30, 2014, for the purpose of a corporate restructure in 2014 (continuation)

Scope of the Services and of the Responsibility of the Professional

The scope of the appraisal services should correspond to the provisions established in NBC T 11 – Standards for Independent Auditing of the Financial Statements, observing the standards and application of technical procedures and documentation required for performing audits, which procedures should be adapted to the circumstances, once the services for issuing an appraisal report for any period, the procedures applied are mainly directed to the amounts included in the balance sheet, therefore not guided towards examining the statements of income, origins and application of resources and/or changes in equity for the period ended on the base-date of the appraisal report. Similar focus is applicable when the appraisal report refers to accounting records.

It is the understanding of IBRACON that the nature of the limited review or agreed-upon procedures with management of the entity is not consistent with the objectives of an appraisal report. Nevertheless, there is nothing to hinder that procedures previously performed by an auditor in a prior audit, engaged by the entity, to be considered in the planning of the services of an appraisal report, also occurring with the use, as appropriate, of auditing procedures applied in an audit of the financial statements, for a close prior period or procedures related to an audit in progress (preliminary audit services) of the financial statements for a subsequent period, in accordance with items 39 to 43 of the mentioned NPA.

Inherent Situations to Issuing Appraisal Reports

Listed below are certain situations which the independent auditor may come across during the execution of appraisal services.

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I.2	Scope of our services

Appraisal report of the book value of shareholders’ equity of Braskem QPar as at September 30, 2014, for the purpose of a corporate restructure in 2014 (continuation)

Amounts diverging from the Book Values

The appraisal report must be conclusive as to the value of the shareholders’ equity or net assets. Nevertheless, it is possible that the entity has adopted, in the accounting records of its transactions, accounting practices judged inappropriate by the auditor. Always when the divergences originated from such accounting practices can be adequately quantified, permitting the identification of adjustments to the items object of the evaluation, such fact will not hinder the issue of a conclusive appraisal report on the evaluated items, even when such adjustments are not registered by the entity.

In such circumstances, explanatory paragraphs shall be included in the body of the report in relation to the observed non-compliance and, in the attachment of the report, the components of the evaluated balance sheet, presented in the amounts recorded in the books, and the necessary adjustments to adapt the to the accounting practices adopted in Brazil. In the paragraph of conclusion, the adjusted values shall be explicitly mentioned.

Scope limitations of the Appraisal

Scope limitations of the appraisal shall require considerations by the auditor in relation to the quantification and relevance of factors involving limiting aspects and which were not identified prior to the execution of the services (which situation, if occurred, would have led the professional to not accept the engagement, as mentioned under the Item - Professional Restrictions).

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I.2	Scope of our services

Appraisal report of the book value of shareholders’ equity of Braskem QPar as at September 30, 2014, for the purpose of a corporate restructure in 2014 (continuation)

Scope limitations of the Appraisal (continuation)

In such cases where existing limitation is not quantifiable, such as the non-execution of physical counting of inventory, the relevance attributable to this item in the entirety of the assets and liabilities subject to appraisal shall be fundamental for the decision of issuing or not the conclusive appraisal report. Under such circumstances, the standards for the services of an independent auditor determine that the auditor, in view of the relevance of the limitation: (i) issue an audit report without any qualification or (ii) issue a qualified audit report or abstain from issuing any opinion, due to the scope limitation. Nevertheless, for the purpose of issuing appraisal reports, the existence of material limitations is inconsistent with the nature and objective of the appraisal and, therefore, it is not acceptable to issue appraisal reports with a non quantified qualification. Should the auditor verify restrictions to the work and face any impossibility in issuing a conclusive appraisal report, a letter should be forwarded to the contracting party, identifying the reasons leading to this decision.

Future and Undetermined Events (Uncertainties)

During the performance of the works, the auditor may identify uncertainties in which the solution depends on future events, but which, if the solution were known before issuing the report, these could affect the intended appraisal. The underlying premise for the issue of an appraisal report is the fact that the values of the appraised components reflect the transactions occurred up until the base-date, observing subsequent events that could generate adjustments to the balance of the mentioned base-date, in compliance with the accounting standards. In this manner, in principle, the mentioned uncertainties should not be mentioned in the conclusive appraisal report. Nevertheless, appraisal reports may be issued and used as essential instruments in the negotiation process of assets and liabilities. The necessity of issuing a conclusive appraisal on accounting items that are registered on certain dates does not hinder the auditor from disclosing certain relevant uncertainties which, if known, could significantly alter the course of the negotiations in progress and, thus, lead to the adoption, between the parties, contractual clauses conditioned or restricted to future facts. This fact should be disclosed in an explanatory paragraph after the conclusive paragraph, which should begin with an expression that makes it clear that this is not a qualification, such as “without altering the net asset value”.

(9)

I.2	Scope of our services

Appraisal report of the book value of shareholders’ equity of Braskem QPar as at September 30, 2014, for the purpose of a corporate restructure in 2014 (continuation)

Future and Undetermined Events - Uncertainties (continuation)

A paragraph of emphasis means disclosing uncertainties that could have relevant outcomes, and for which a solution depends on future events, but which do not affect the conclusion on the book value of items evaluated on the base-date, in accordance with the fact known at present. The decision of disclosing or not certain uncertainties must be duly formalized in the work-papers of the auditor, with the discussion of all the facts and future events related to the matter.

Use of the Work of Other Professionals of the Accounting Area and/or of Legally Qualified Specialists

When issuing an appraisal report, the auditor may come across the necessity of using the work or other auditors and/or legally qualified specialists, with the purpose of offering support to part of the work inherent to the appraisal. In the case of the Company, we shall use the audit and limited review reports of prior periods, in order to contribute towards agility and safety in the evaluation of the assets and maintaining the fees proposed below. The support of the Accounting, Tax, Financial and Operations Management is an important requirement for the execution of these services in supplying in advance the information and documents considered vital for the appraisal of the book value of shareholders’ equity, as well as permitting interviews and documental verification.

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I.2	Scope of our services

Appraisal report of the book value of shareholders’ equity of Braskem QPar as at September 30, 2014, for the purpose of a corporate restructure in 2014 (continuation)

EXAMPLE OF AN APPRAISAL OF THE BOOK VALUE OF SHAREHOLDERS’ EQUITY IN ACCORDANCE WITH THE ACCOUNTING RECORDS

ABC Company

Information of the company issuing the appraisal report

1(Company issuing the appraisal report), a society established in the city of ______________________, at ____________, registered under the Corporate Tax Registration(CNPJ/MF) Number____________, originally registered in the Regional Accounting Council of the State of Bahia under number ____________, with its articles of association registered in the ______ Registry Office of Legal Entity and Civil Registry (city/state) on (date), and posterior alterations registered in the ___________ Registry Office of Legal Entity and Civil Registry of (city/state), with the last alteration, dated ________________, recorded in a microfilm number.

________ on _________, represented by its undersigned partners, _______________________, Brazilian, married, accountant, bearer of identity card RG ____________, enrolled in the individual taxpayers’ registry (CPF) under number _________ and in the Regional Accounting Council of the State of __________ under number ___________, resident and domiciled at ________________ Municipality of __________, state of __________, with offices at the same address as the principal appointed specialist by ABC Company, to proceed with the appraisal of the net equity as at ______________, in accordance with the accounting practices adopted in Brazil, hereby submits the results of its assignment.

Objective of the appraisal

2To determine the book value of shareholders’ equity, as at _______________, of ABC Company for the purpose of (describe the purpose of the appraisal).

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I.2	Scope of our services

Appraisal report of the book value of shareholders’ equity of Braskem QPar as at September 30, 2014, for the purpose of a corporate restructure in 2014 (continuation)

EXAMPLE OF AN APPRAISAL OF THE BOOK VALUE OF SHAREHOLDERS’ EQUITY IN ACCORDANCE WITH THE ACCOUNTING RECORDS (CONTINUATION)

Scope of the services

3 The appraisal report of the book value of shareholders’ equity is being issued based on the audit of the balance sheet as at _____________________________, prepared under the responsibility of Company Management.

4 Our audit was conducted in accordance with the auditing standards generally accepted in Brazil, comprising, among other procedures: (a) planning of the audit services, considering the materiality of the balances, volume of transactions, accounting systems and internal controls of the Company and the results of the audits of the financial statements of the Company for prior periods performed by independent auditors, including the limited review of the interim financial information (ITR) as at September 30, 2014 of Braskem S.A., with a review of the shareholders’ equity for the purpose of equity accounting and consolidation of the financial statements; (b) verification, based on tests, evidence and records that serve to support the amounts submitted; and (c) assessment of the most significant accounting policies and estimates adopted by Company Management.

Conclusion

5 Based on the services performed, we have concluded that the book value of assets, rights and obligations that are part of the net equity of ABC Company, in accordance with the balance sheet as at _______________, summarized in the Attachment, is of R$ ________ (in writing) and is recorded in the accounting register in accordance with the Brazilian accounting practices.

City, _____________ , 20XX

Name of Company issuing Appraisal Name of accountant responsible CRC number CRC number

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I.2	Scope of our services

Appraisal report of the book value of shareholders’ equity of Braskem QPar as at September 30, 2014, for the purpose of a corporate restructure in 2014 (continuation)

Basic procedures for offering safety and comfort in relation the balance of labor, social and tax obligations of the company

The scope of our work includes a tax review of direct taxes (IRPJ and CSLL), indirect taxes (PIS, COFINS, ICMS and IPI), labor and social security (INSS, FGTS and IRRF) of Braskem QPar as at September 30, 2014, for the purpose of consubstantiating the respective work for issuing the appraisal report.

Our services shall consist of an independent evaluation of the tax, labor and social security procedures adopted in the assessment of the tax base of Braskem QPar object of the appraisal report as at September 30, 2014.

Our work shall be based on interviews with the professionals responsible for the above mentioned areas. Tests based on samples shall be performed, in accordance with our own detailed analysis.

Due to the nature of the scope of the services and to the complexity of the tax , labor and social security legislation, we shall make all efforts to confirm that all material issues are identified.

Further, our work cannot guarantee the absence of functional errors common to the daily operation of any company (errors in the calculation of depreciation, incorrect classification of expenses, lack of supporting documentation of expenses, etc.) which could possible generate tax contingencies or undue payment of taxes and contributions.

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II. Plan and term for execution of the services

Due to the relevance and level of specialization required, these services shall be performed by an audit team of Brand Serviços formed b two directors (accounting and tax) and four auditors (two accounting and two tax), within three and a half weeks, whereby the directors part-time and the auditors and tax consultants full time, substantially in the premises of Braskem, responsible for the accounting, planned to begin on the week of October 13 , 2014 and to be concluded on the week of November 5, 2014.

III. Acceptance of the services

Braskem QPar shall evaluate the results of our services by means of the approval of the corresponding invoices and evaluation of the final presentation of the services proposed herein.

IV. Obligations of Brand

Exclusive execution of the services mentioned under Item I above, based, exclusively, on the information and documents supplied by Braskem QPar .

V. Obligations of Braskem QPar

These prerequisites are necessary and should be made available by Braskem QPar : (a) The involvement of management of the respective areas (key-personnel) of Braskem QPar is indispensible, participating in the execution of activities, included under the scope of our proposal; (b) Supply previously to Brand all information, documents and instructions requested, when necessary for the execution of the services, as well as “Access Authorization” for Brand employees assigned to the execution of the services; and (c) Support the rendering and availability of information and documents for the adequate evaluation of the companies.

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VI. Ownership of the product of the audit

With the approval of the present proposal, the reference to the name of Braskem QPar , as a client, in disclosure material of the products and clients of Brand is authorized.

VII. Fees and expenses

üüThe fees were determined based on the level of specialization required, level and volume of hours involved for our six auditors (accounting director, tax director and four auditors), in an estimated demand of 480 hours, and considering the synergy obtained with the audit and review reports performed by other independent auditors. In this manner, our fees shall be presented in two equal installments of R$ 29,500.00 each, with maturities at 10.20.14 and 11.20.14.

✓✓Out-of-pocket expenses with travel, accommodation, transportation, meals and telephone shall be the direct responsibility of Braskem Qpar and these expenses shall be presented separately to the fees, with corresponding debit notes.

VIII. Confidentiality

üü/Brand recognizes that, in performing its activities established herein, it may have access, either voluntarily or involuntarily, to exclusive or confidential information of Braskem QPar , its clients or third parties. For this reason, a Brand commits to maintain total secret and confidentiality in relation to all the terms and conditions of the present proposal, as well as to any other data, correspondence, documents or information it may have access to, either orally or in writing, during the term of this proposal, not revealing, transferring or making available such information, for any purpose or reason, except with prior and express written authorization from Braskem QPar .

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IX. Qualifications of Brand to serve Braskem QPar

üü/Brand is a multifunctional company offering consulting and auditing services, established by professionals formed in the two greatest companies in the world working in these segments (part of the select group of the "Big Four"), aiming to offer to its clients creative, useful and intelligent services in the Controllership, Financial and Corporate areas. For the services proposed herein, Brand already has experience accumulated in similar services at Lojas Insinuante Ltda., ETH, Foz do Brasil, G Barbosa, Motiva, Norcon, TAM, Casas Bahia, Construtora Norberto Odebrecht, OAS Empreendimentos, INPAR, Tenda, JHSF, RIOPOL and others.

✓✓The pillars of technical qualifications at Brand are: intelligence, competence and experience of the professionals assigned to this project, which competencies have been developed during our experience in various environments of the business, which has made us capable of dealing with different challenges, assuming the commitment with Braskem QPar of focusing continually on the equilibrium between costs and benefits.

(16)

Experience of the partners of Brand involved with Braskem QPar

Dário Bezerra Sampaio

Director of the Audit and Accounting areas, with 25 years of experience in large companies, of which 11 years at PricewaterhouseCoopers – PwC and 1 year at Deloitte Touche Tohmatsu, in rendering audit and consulting services for medium and large sized companies (CVM and SEC). Graduated in accounting, with an MBA in Corporate Management from Fundação Getúlio Vargas and university professor.

Icaro Pinho

Director of the Audit and Accounting areas, with 18 years of experience in rendering audit services and accounting and financial consulting with national and international small, medium and large sized companies, registered in the CVM and SEC – Security Exchange Commission, specialist in international accounting (IFRS and US GAAP), having worked 6 years in large auditing companies (‘Big Four’). Graduated in accounting, MBA in Corporate Finance (Fundação Getúlio Vargas).

Marcelo Marinho

Director of the tax, labor and social security areas, with 20 years experience in rendering audit and tax consulting services to national and international small, medium and large sized companies, registered in the CVM and SEC – Security Exchange Commission. Worked for 12 years in large auditing companies ("Big Four"). Graduated in accounting and majoring in Law.

X. Formalization of the proposal

If the above terms are acceptable to you and the services outlined are in accordance with your understanding, please sign the copy of this proposal in the space provided and return it to us, which document will be considered as a contract for rendering professional services.

Sincerely,

	Accepted and agreed:	____/____ /_____
Braskem QPar S.A.

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(Convenience translation into English from the original previously issued in Portuguese)

Braskem QPAR S.A.

Appraisal report of the book value of shareholders’
equity as at September 30, 2014 for the purpose of a
statutory merger with Braskem S.A.

Appraisal report of the book value of shareholders’ equity as at September 30, 2014 for the purpose of a statutory merger with Braskem S.A.

Information of the company responsible for issuing the appraisal report

Brand Serviços de Contabilidade Sociedade Simples, a society established in the city of Salvador-Bahia, at Rua José Peroba, 149, Ed. Eldorado, 3rd floor, room 301 - Stiep, CEP: 41.770-235, registered under the Corporate Tax Registration(CNPJ/MF) Number 08.928.364/0001-48, originally registered in the Regional Accounting Council of the State of Bahia under number BA005188/O, with its articles of association registered in the First Registry Office of Legal Entity Civil Registry of Salvador – Bahia on June 20, 2007, recorded in a microfilm number. 22781, on June 20, 2007, represented by its undersigned partner, Mr. Dário Bezerra Moreira Sampaio, Brazilian, married, accountant, bearer of identity card RG 03262242 20, enrolled in the individual taxpayers’ registry (CPF)  under number 548.247.705-30 and in the Regional Accounting Council of the State of Bahia under number 1BA016727/O-1 S SP, resident and domiciled at Rua Saldanha Marinho, 102, house 04, Caixa D’água, CEP 40.323-010, Municipality of Salvador, state of Bahia, with offices at the same address as the principal appointed specialist by Braskem QPAR S.A.("Company"), registered under the Corporate Tax Registration (CNPJ/MF) number  09.017.802/0001-89, to proceed with the appraisal of the net equity as at September 30, 2014, for the purpose of statutory merger at Braskem S.A., in accordance with the accounting practices adopted in Brazil, hereby submits the results of its assignment.

Objective of the appraisal

1.       To determine the book value of shareholders’ equity of Braskem QPAR S.A. as at September 30, 2014, to be incorporated by Braskem S.A. registered in the Corporate Tax Registration (CNPJ/MF) under number 42.150.391/0001-70, as described in item 4, below.

Scope of the services

2.      The appraisal report of the book value of shareholders’ equity of Braskem QPAR S.A., is being issued based on the balance sheet as at September 30, 2014, prepared under the responsibility of Company Management.

2

Braskem QPAR S.A.

November 4, 2014

Scope of the services

3.      Our audit was conducted in accordance with the auditing standards generally accepted in Brazil, comprising, among other procedures:

(a) planning of the audit services, considering the materiality of the balances, volume of transactions, accounting systems and internal controls of the Company and the results of the audits of the financial statements of the Company for prior periods performed by independent auditors, including the limited review of the interim financial information (ITR) as at September 30, 2014 of Braskem S.A., with a review of the shareholders’ equity for the purpose of equity accounting and consolidation of the financial statements; (b) verification, based on tests, evidence and records that serve to support the amounts submitted; and (c) assessment of the most significant accounting policies and estimates adopted by Company Management.

Conclusion

4.      Based on the services performed, we have concluded that the book value of shareholders’ equity of Braskem QPAR S.A. to be incorporated by Braskem S.A., as at September 30, 2014 is worth R$ 6,017,355,373.36 (six billion, seventeen million, three hundred and fifty-five thousand, three hundred and seventy-three reais and thirty six cents) and is recorded in the accounting registers, in accordance with the Brazilian accounting practices.

5.      In compliance with the requirements of the Brazilian Securities Commission (CVM), we hereby inform that:

a)       in accordance with the professional standards established by the Federal Accounting Council (CFC), we are not aware of any conflicts of interest, whether direct or indirect, or any other circumstance which otherwise represent conflict of interest in relation to the service above, described in Item 3; and

b)       we are not aware of any action by the controlling company or Company’s Management intended to restrain, impair or practice any actions which have or might have compromised access to, use of or awareness of information, assets, documents or work methodologies that are material to the quality of this report.

3

Braskem QPAR S.A.

November 4, 2014

Rio de Janeiro - RJ, November 4, 2014

Brand Serviços de Contabilidade Sociedade Simples

CRC BA005188/O

Dário Bezerra Moreira Sampaio

Accountant CRC1BA016727/O-1 S RJ

CNAI 3397

CVM 548.247.705-30

4

Integrated and indivisible attachment of the appraisal report of the book value of shareholders’ equity as at September 30, 2014 of Braskem QPAR S.A. for the purpose of a statutory merger with Braskem S.A., issued by Brand Serviços de Contabilidade Sociedade Simples, on November 4, 2014

Braskem QPAR S.A.

Balance sheet as at September 30, 2014

	I n Brazilian Reais		I n Brazilian Reais
Assets		Liabilities and Shareholders' Equity
Current		Current
Cash and cash equivalents	263,019,126.91	Loans and financing	92,965,967.43
Accounts receivable	670,014,429.96	Suppliers	809,189,697.18
Recoverable taxes	178,545,818.50	Taxes	163,076,941.05
Inventory	551,893,980.21	Payroll and related charges	82,466,480.65
Other accounts receivable	48,868,780.90	Provisions	13,869,097.25
		Other accounts payable	49,141,834.01

	1,712,342,136.48		1,210,710,017.57

Noncurrent		Noncurrent
Recoverable taxes	140,345,969.34	Loans and financing	188,398,603.26
Deferred taxes	34,067,375.64	Taxes	62,365,746.01
Related parties	890,672,037.35	Private pension plan	28,000,000.00
Other accounts receivable	17,704,741.08	Related parties	367,650,000.00
Property, plant and equipment	5,005,257,858.63	Other accounts payable	30,363,676.21
Intangible assets	104,453,297.89
			676,778,025.48
	6,192,501,279.93
		Total liabilities	1,887,488,043.05

		Shareholders' Equity
		Capital	7,131,165,107.62
		Other comprehensive income	(3,524,218.14)
		Accumulated loss	(1,110,285,516.12)

		Total Shareholders' equity	6,017,355,373.36

Total assets	7,904,843,416.41	Total liabilities and Shareholders' equity	7,904,843,416.41

5

Braskem Qpar S.A.

Financial Statements
at September 30, 2014

Braskem Qpar S.A.

Balance sheet
at September 30, 2014
All amounts in thousands of reais

Assets	Sep/2014	Dec/2013

Current assets
Cash and cash equivalents	263,019	193,765
Trade accounts receivable	670,014	748,773
Inventories	551,894	636,504
Taxes recoverable	178,546	290,357
Dividends and interest on capital	-	2,777
Prepaid expenses	25,069	8,167
Related parties	97	6,646
Other receivables	23,703	24,336

	1,712,342	1,911,325

Non-current assets
Taxes recoverable	140,346	180,799
Deferred income tax and social contribution	34,067	136,710
Judicial deposits	9,536	8,502
Related parties	890,672	16,670
Insurance claims	2,354	1,188
Other receivables	5,815	2,209
Property, plant and equipment	5,005,258	5,107,758
Intangible assets	104,453	111,806

	6,192,501	5,565,642

Total assets	7,904,843	7,476,967

Braskem Qpar S.A.

Balance sheet
at September 30, 2014
All amounts in thousands of reais	Continued

Liabilities and shareholders' equity	Sep/2014	Dec/2013

Current liabilities
Trade payables	809,190	514,114
Borrowings	92,966	94,275
Payroll and related charges	82,466	83,008
Taxes payable	163,077	78,746
Dividends and interest on capital	5,553	8,330
Advances from customers	2,546	4,536
Sundry provisions	13,869	19,194
Accounts payable to related parties	10,887	27,183
Other payables	30,156	39,911

	1,210,710	869,297
Non-current liabilities
Borrowings	188,399	256,852
Taxes payable	62,366	62,949
Accounts payable to related parties	367,650	664,807
Post-employment benefits	28,000	-
Sundry provisions	30,177	21,777
Other payables	186	207

	676,778	1,006,592

Shareholders' equity
Capital	7,131,165	7,131,165
Other comprehensive income	(3,524)	(3,524)
Accumulated loss	(1,110,286)	(1,526,563)

	6,017,355	5,601,078

Total liabilities and shareholders' equity	7,904,843	7,476,967

Braskem Qpar S.A.

Statement of operations
at September 30, 2014
All amounts in thousands of reais

Year to date
Sep/2014

Net sales revenue	5,687,342
Cost of products sold	(4,620,568)

Gross profit	1,066,774

Income (expenses)
Selling	(72,180)
Distribution	(67,558)
General and administrative	(86,856)
Research and development	(713)
Other operating expenses, net	(97,599)

Operating profit	741,868

Financial results
Financial expenses	(165,690)
Financial income	51,980

(113,710)

Profit before income tax and
social contribution	628,158

Current and deferred income tax and social contribution	(211,881)

Profit for the period	416,277

Braskem Qpar S.A.

Statement of changes in shareholders’ equity
at September 30, 2014
All amounts in thousands of reais

		Other		Total
		comprehensive	Accumulated	Shareholders'
	Capital	income	loss	equity

At December 31, 2013	7,131,165	(3,524)	(1,526,563)	5,601,078

Comprehensive income for the period:				-
Profit for the period			416,277	416,277
At September 30, 2014	7,131,165	(3,524)	(1,110,286)	6,017,355

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2014
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.